EXHIBIT 99.1

B Communications Limited

(“The Company”)

July 17, 2019

Dear Sir or Madam,

Re: Immediate Report - The Company has received the Approval of the Competition Authority for the Searchlight transaction

Ramat Gan, Israel - July 17, 2019 - The Company (NASDAQ Global Select Market and TASE: BCOM), is pleased to announce that it has received the approval of the Competition Authority for the Searchlight transaction.

Yours sincerely,

B Communications Limited

Notes

The Company wishes to clarify that it offers no assurances that Searchlight will receive all the regulatory approvals required to complete the transaction.